SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 1, 2016.

By letter dated November 1, 2016 the Company reported that in the ordinary and extraordinary general meeting held on 31.10.2016, it has appointed the following members:

BOARD OF DIRECTORS
Were appointed Messrs. Gustavo Alejandro Elsztain and Adrian Fernando Elsztain as Directors and Messrs. Henry and Eduardo Antonini Kalpakian as Alternates.

SUPERVISORY COMMISSION
Were appointed for a period of one year Messrs José Daniel ABELOVICH, Marcelo Hector Ivonne FUXMAN and Naomi COHN as syndics and Messrs Roberto Daniel MURMIS, Sergio and Alicia Graciela Leonardo KOLAKZYK RIGUEIRA as Alternate Statutory Auditors.

CERTIFYING ACCOUNTANT
It was designated as certifying accountants for the year 2016/2017 to Pricewaterhouse & Co. PriceWaterhouseCoopers member in the person of Carlos Martin Barbafina as Regular External Auditor, in the person of Eduardo Alfredo Loiacono as Alternate External Auditor and the person Walter Rafael Záblocký as Alternate External Auditor.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 1, 2016